Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-156695

AMENDMENT No. 1 dated July 7, 2009 to PRICING SUPPLEMENT dated June 5, 2009 (To Prospectus dated January 13, 2009, and Prospectus Supplement dated January 13, 2009)

100% Principal Protection Notes
Linked to a Currency Basket

Market Strategies to Complement Traditional Fixed Income Investments
UBS AG $19,030,570 Notes Linked to a Currency Basket due June 11, 2012

Investment Description

These Principal Protection Notes linked to a Currency Basket (the “Notes”) provide 100% principal protection at maturity and potential enhanced returns based on the depreciation of the U.S. dollar relative to a basket of currencies (the “Basket”). The Basket is composed of three currencies: the Australian dollar (AUD), the Brazilian real (BRL, an emerging market currency), and the Canadian dollar (CAD) (each a “Basket Currency” and collectively the “Basket Currencies”). On the Final Valuation Date, if the Basket Return, which is linked to the depreciation of the U.S. dollar relative to the Basket currencies, is greater than zero, you will receive a single payment at maturity equal to the principal amount of the Notes plus an Additional Amount equal to the product of (i) the principal amount of your Notes, (ii) 147% (the “Participation Rate”) and (iii) the appreciation of the Basket (that is, the amount by which the Basket Return is greater than zero). If the Basket Return on the Final Valuation Date is below or equal to zero, then you will receive at maturity only the principal amount of the Notes with no additional return. The Notes do not bear interest and are 100% principal protected if held to maturity. The principal protection feature applies only if you hold the Notes to maturity. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer.

This Amendment No. 1 to the Pricing Supplement dated June 5, 2009 (as so amended, the “Pricing Supplement”) is being filed solely for the purpose of correcting information on page 12 relating to the comparable yield for the Notes. All other terms of the Notes remain as stated in the pricing supplement dated June 5, 2009.

Features
☐	Growth Potential — Possibility of enhanced returns linked to the depreciation of the U.S. dollar relative to the Basket.
☐	Diversification Opportunity — The Notes provide an opportunity to diversify your portfolio through exposure to the currencies of Australia, Brazil and Canada.
☐	Principal Protection Feature — If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of UBS.

Key Dates

Trade Date	June 5, 2009
Settlement Date	June 10, 2009
Final Valuation Date*	June 6, 2012
Maturity Date*	June 11, 2012
*	Subject to change in the event of a market disruption event, as defined in the prospectus supplement.
Note Offering

These terms relate to the Notes linked to the Basket. The Notes do not bear interest and are 100% principal protected if held to maturity, subject to the creditworthiness of UBS. The Notes are offered at a minimum investment of one hundred Notes at $10.00 per Note (representing a $1,000 investment), and integral multiples of $10.00 in excess thereof.

Basket Currencies	Initial Spot Rates	Participation Rate	CUSIP	ISIN
AUD/USD	0.7934	147%	90265G659	US90265G6594
USD/BRL	1.9621
USD/CAD	1.1185

See “Final Terms” on page 3. The Notes we are offering will have the terms set forth in the accompanying prospectus supplement, the accompanying currency and commodity supplement, the accompanying prospectus and this pricing supplement. See “Key Risks” beginning on page 8 and the more detailed “Risk Factors” beginning on page PS-7 of the accompanying prospectus supplement relating to the Notes for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying currency and commodity supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS
Per Note	$10.00	$0.25	$9.75
Total	$19,030,570	$475,764.25	$18,554,805.75

UBS Financial Services Inc.	UBS Investment Bank

Pricing supplement dated July 7, 2009

Additional Information About UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and a currency and commodity supplement for the various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Prospectus supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000076/v136622_69521-424b2.htm

♦	Currency and commodity supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000045/v136621_69520-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refers to the 100% Principal Protection Notes linked to a Currency Basket that are offered hereby. Also, references to the “prospectus supplement” mean the UBS prospectus supplement titled “Notes Linked to a Currency or Commodity or a Basket Comprised of Currencies or Commodities," dated January 13, 2009, references to the “currency and commodity supplement” mean the UBS Currency and Commodity Supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an investment with a return linked to the Basket Currencies.
♦	You believe the value of the U.S. dollar will depreciate relative to the spot rates for the Basket Currencies (i.e., the spot rates for the Basket Currencies will appreciate relative to the U.S. dollar) over the term of the Notes.
♦	You seek an investment that offers 100% principal protection when the Notes are held to maturity.
♦	You are willing to hold the Notes to maturity and are aware that there may be little to no secondary market for the Notes.
♦	You do not seek current income from this investment.
♦	You are willing to invest in the Notes based on the range indicated for the Participation Rate.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

♦	You do not seek an investment with exposure to the Basket Currencies.
♦	You believe the value of the U.S. dollar will appreciate relative to the spot rates for the Basket Currencies (i.e., the spot rates for the Basket currencies will depreciate relative to the U.S. dollar) over the term of the Notes.
♦	You prefer the lower risk, and therefore, are willing to accept the potentially lower returns of, non-structured fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 8 and more detailed “Risk Factors” beginning on page PS-7 of the prospectus supplement relating to the Notes for risks related to an investment in the Notes.

Final Terms

Issuer	UBS AG, Jersey Branch
Issue Size	$19,030,570.00
Issue Price	$10.00 per Note
Minimum Investment	$1,000 (100 Notes)
Term	3 years
Basket	The Australian dollar (AUD), the Brazilian real (BRL) and the Canadian dollar (CAD) (each a “Basket Currency” and collectively the “Basket Currencies”).
Basket Currency Weighting	For each Basket Currency as set forth below:
	AUD/USD Spot Rate	33.34%
	USD/BRL Spot Rate	33.33%
	USD/CAD Spot Rate	33.33%
Participation Rate	147%
Principal Protection	100% if held to maturity(1)
Payment at Maturity	At maturity, you will receive a cash payment of $10.00 for each Note plus the Additional Amount, which may be zero.
Additional Amount	An amount per Note equal to the greater of (a) zero and (b) $10.00 × Basket Return × Participation Rate
Basket Return	A percentage equal to: Basket Ending Level - Basket Starting Level Basket Starting Level
Basket Starting Level	Set equal to 100 on the Trade Date
Basket Ending Level	The Basket closing level on the Final Valuation Date, equal to 100 × (1 plus the sum of the Weighted Currency Returns)
Weighted Currency Return	For each Basket Currency: Currency Return × Basket Currency Weighting
Currency Return	For AUD/USD: Final Spot Rate - Initial Spot Rate Final Spot Rate
For USD/BRL and USD/CAD: Initial Spot Rate - Final Spot Rate Initial Spot Rate
Final Spot Rate:	For each Basket Currency, the spot rate for that Basket Currency relative to the U.S. dollar on the Final Valuation Date, determined by the calculation agent as set forth in the prospectus supplement and the currency and commodity supplement. For the determination of the Final Spot Rate of each Basket Currency, respectively, by the calculation agent, see “Deliverable Currencies – Australian dollar (AUD)” beginning on page CCS-2 of the currency and commodity supplement, “Deliverable Currencies – Canadian dollar (CAD)” beginning on page CCS-2 of the currency and commodity supplement and “Non-Deliverable Currencies – Brazilian real (BRL)” beginning on page CCS-11 of the currency and commodity supplement.

Initial Spot Rate	For each Basket Currency, the spot rate for that Basket Currency relative to the U.S. dollar determined by the calculation agent as observed through trades through the Electronic Broking System, Reuters Dealing 3000 and various voice brokers at 4:00 p.m. New York City time on the Trade Date.
Spot Rates on	AUD/USD	0.7934
Trade Date	USD/BRL	1.9621
	USD/CAD	1.1185
Coupon Payment	We will not pay you interest during the term of the Notes.
Final Valuation Date	June 6, 2012, unless the calculation agent determines that a market disruption event (as set forth in the prospectus supplement and currency and commodity supplement) occurs or is continuing on any such day. In that event, or if the Final Valuation Date is not a business day, the Final Valuation Date will be the first preceding or first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than 30 consecutive days for the calculation of the USD/BRL Spot Rate and 10 consecutive days for the calculation of the AUD/USD Spot Rate or the USD/CAD Spot Rate.
CUSIP	90265G659
ISIN	US90265G6594

Determining Payment at Maturity

At maturity, you will receive only the principal amount of your Notes or $10.00 per Note (a zero return).

(1)	Principal protection is provided by UBS and therefore is dependent on the ability of UBS to satisfy its obligations when they come due.

How will your payment at maturity be calculated?

Your payment at maturity will depend on the Basket Ending Level relative to the Basket Starting Level.

♦	If the Basket Ending Level is less than or equal to the Basket Starting Level of 100, you will receive $10.00 for each $10.00 principal amount of your Notes. Even if the Basket Ending Level is substantially less than the Basket Starting Level, you will receive this amount at maturity.
♦	If the Basket Ending Level is greater than the Basket Starting Level, the following steps are necessary to calculate your payment at maturity:

Step 1: Calculate the Currency Return for each of the Basket Currencies.

The AUD Currency Return is the difference between the AUD/USD Final Spot Rate and the AUD/USD Initial Spot Rate relative to the AUD/USD Final Spot Rate, expressed as a percentage calculated as follows:

AUD Currency Return  =
AUD/USD Final Spot Rate – AUD/USD Initial Spot Rate

AUD/USD Final Spot Rate

An increase in the value of the Australian dollar relative to the U.S. dollar is expressed as an increase in the AUD/USD spot rate.

The BRL Currency Return is the difference between the USD/BRL Initial Spot Rate and the USD/BRL Final Spot Rate, expressed as a percentage of the USD/BRL Initial Spot Rate, calculated as follows:

BRL Currency Return  =
USD/BRL Initial Spot Rate – USD/BRL Final Spot Rate

USD/BRL Initial Spot Rate

An increase in the value of the Brazilian real relative to the U.S. dollar is expressed as a decrease in the USD/BRL spot rate.

The CAD Currency Return is the difference between the USD/CAD Initial Spot Rate and the USD/CAD Final Spot Rate, expressed as a percentage of the USD/CAD Initial Spot Rate, calculated as follows:

CAD Currency Return  =
USD/CAD Initial Spot Rate – USD/CAD Final Spot Rate

USD/CAD Initial Spot Rate

An increase in the value of the Canadian dollar relative to the U.S. dollar is expressed as a decrease in the USD/CAD spot rate.

Step 2: Calculate the Basket Ending Level.

The Basket Ending Level will be calculated as follows:

100 × (1 + (33.34% × AUD Currency Return) + (33.33% × BRL Currency Return) +
(33.33% × CAD Currency Return))

Step 3: Calculate the Basket Return

Basket Return  =
Basket Ending Level – Basket Starting Level

Basket Starting Level

Step 4: Calculate the Additional Amount

The Additional Amount is an amount per Note equal to the greater of (a) zero and (b) $10.00 × Basket Return × Participation Rate.

Step 5: Calculate the payment at maturity.

Payment at Maturity per Note = $10.00 + the Additional Amount

Scenario Analysis and Examples at Maturity

The following scenario analysis for the payment at maturity of the Notes is based on a Participation Rate of 147% and hypothetical Basket Returns from -20% to +20%.

Additional Amount versus Basket Return

Hypothetical Performance at Maturity

Principal Protection:	100%
Participation Rate:	147%

Hypothetical Basket Ending Level	Percentage Change from the Basket Starting Level	Payment at Maturity as a Percentage of Principal Amount	Total Amount Payable at Maturity per Note	Total Rate of Return on Notes
91	-9%	100.00%	$10.00	0.00%
92	-8%	100.00%	$10.00	0.00%
93	-7%	100.00%	$10.00	0.00%
94	-6%	100.00%	$10.00	0.00%
95	-5%	100.00%	$10.00	0.00%
96	-4%	100.00%	$10.00	0.00%
97	-3%	100.00%	$10.00	0.00%
98	-2%	100.00%	$10.00	0.00%
99	-1%	100.00%	$10.00	0.00%
100	0%	100.00%	$10.00	0.00%
101	1%	101.47%	$10.15	1.47%
102	2%	102.94%	$10.29	2.94%
103	3%	104.41%	$10.44	4.41%
104	4%	105.88%	$10.59	5.88%
105	5%	107.35%	$10.74	7.35%
106	6%	108.82%	$10.88	8.82%
107	7%	110.29%	$11.03	10.29%
108	8%	111.76%	$11.18	11.76%
109	9%	113.23%	$11.32	13.23%
110	10%	114.70%	$11.47	14.70%
111	11%	116.17%	$11.62	16.17%
112	12%	117.64%	$11.76	17.64%
113	13%	119.11%	$11.91	19.11%
114	14%	120.58%	$12.06	20.58%
115	15%	122.05%	$12.21	22.05%
116	16%	123.52%	$12.35	23.52%
117	17%	124.99%	$12.50	24.99%
118	18%	126.46%	$12.65	26.46%
119	19%	127.93%	$12.79	27.93%
120	20%	129.40%	$12.94	29.40%

Hypothetical Examples*:

The following payment examples for the Notes show scenarios for the payment at maturity of the Notes, illustrating positive and negative Basket Returns reflecting either parallel or offsetting appreciation and depreciation in the different Basket Currencies. The following examples are, like the above, based on a Participation Rate of 147%, as well as Initial Spot Rates and for the Final Spot Rates (which will be determined on the Final Valuation Date), for the Basket Currencies, and the Basket Ending Level and Basket Return resulting therefrom. The Final Spot Rate values for the Basket Currencies have been chosen arbitrarily for the purpose of illustration only, are not associated with UBS Research forecasts for any of the Basket Currencies exchange rates and should not be taken as indicative of the future performance of any Basket Currency.

Example 1:

The USD depreciates relative to each of the AUD, BRL and CAD, resulting in a Basket Ending Level of 105 and a Basket Return of 5.00%. With the Participation Rate, the Additional Amount will be $0.74, and, therefore, payment at maturity will equal $10.74 per $10.00 Note.

Because the Basket Return is 5.00%, which is greater than zero, the Additional Amount is equal to $0.74, and the payment at maturity is equal to $10.74, per $10.00 Note (a return of 7.35% per $10.00 Note), calculated as follows:

$10.00 + ($10.00 × 5% × 147%) = $10.74

The table below illustrates how the Basket Ending Level in the above example was calculated:

Basket Currency	Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Basket Currency Weighting	Weighted Currency Return
AUD	0.7934	0.8352	0.0500	33.34%	0.0167
BRL	1.9621	1.8640	0.0500	33.33%	0.0167
CAD	1.1185	1.0626	0.0500	33.33%	0.0167

Sum of Weighted Currency Returns =	0.0500
Basket Ending Level = 100 × (1+ Sum of Weighted Currency Returns) =	105.00

Example 2:

The USD depreciates relative to AUD and BRL and appreciates relative to the CAD, resulting in a Basket Ending Level of 100, a Basket Return of 0%, and, therefore, a payment at maturity of $10.00 per $10.00 Note (zero return).

Because the Basket Return is 0.00%, the Additional Amount is equal to $0, and the payment at maturity is equal to $10.00, per $10.00 Note (a return of 0.00% per $10.00 Note), calculated as follows:

$10.00 + ($10.00 × 0% × 147%) = $10.00

The table below illustrates how the Basket Ending Level in the above example was calculated:

Basket Currency	Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Basket Currency Weighting	Weighted Currency Return
AUD	0.7934	0.8096	0.0200	33.34%	0.0067
BRL	1.9621	1.8248	0.0700	33.33%	0.0233
CAD	1.1185	1.2192	–0.0900	33.33%	–0.0300

Sum of Weighted Currency Returns =	0.0000
Basket Ending Level = 100 × (1+ Sum of Weighted Currency Returns) =	100.00

Example 3:

The USD depreciates relative to the BRL and appreciates relative to AUD and CAD, resulting in a Basket Ending Level of 95.00, a Basket Return of -5.00%, and, therefore, a payment at maturity of $10.00 per $10.00 Note (zero return).

Because the Basket Return is -5.00%, which is less than zero, the Additional Amount is equal to $0.00, and the payment at maturity is equal to $10.00, per $10.00 Note (a return of 0.00% per $10.00 Note), calculated as follows:

$10.00 + ($10.00 × 0% × 147%) = $10.00

The table below illustrates how the Basket Ending Level in the above example was calculated:

Basket Currency	Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Basket Currency Weighting	Weighted Currency Return
AUD	0.7934	0.6103	-0.3000	33.34%	-0.1000
BRL	1.9621	1.5697	0.2000	33.33%	0.0667
CAD	1.1185	1.1744	–0.0500	33.33%	–0.0167

Sum of Weighted Currency Returns =	–0.0500
Basket Ending Level = 100 × (1+ Sum of Weighted Currency Returns) =	95.00
*	For an initial investment of $1,000 your Payment at Maturity should be multiplied by 100.

Hypothetical Historical Basket Ending Level

The following chart shows the hypothetical Basket Ending Level at the end of each month in the period from the month ending May 31, 1999 through June 5, 2009 using a Basket Ending Level indexed to 100 on June 5, 2009 based upon Initial Spot Rates determined on that day. As of June 5, 2009, at 4:00 p.m., the AUD/USD spot rate was 0.7934, the USD/BRL spot rate was 1.9621 and the USD/CAD spot rate was 1.1185. The Basket Ending Level for any prior day was obtained by using the formula for the calculation of the Basket Ending Level described above. For purposes of the Notes and the determination of the Additional Amount (if any), the Basket Starting Level was indexed to 100 on the Trade Date. The hypothetical historical performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Basket level on any given day.

Hypothetical Historical Basket Ending Level

Historical performance is not indicative of future performance. There can be no assurance that the performance of the individual Basket Currencies in the 1999 – 2009 periods to date will be repeated in whole or in part.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement and the currency and commodity supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Market risk — The return on the Notes at maturity is linked to the performance of the Basket Currencies relative to U.S. dollar, and will depend on whether, and the extent to which, such currencies depreciate relative to the U.S. dollar. The Basket Return will be based on the performance of the U.S. dollar versus each of the Basket Currencies during the term of the Notes. The value of the Basket will be affected by movements in the value of the Basket Currencies against the dollar.
♦	No interest payments — You will not receive interest payments on the Notes over the term of the Notes.
♦	Changes in the levels of the Basket Currencies may offset each other — The Notes are linked to a weighted Basket composed of the Basket Currencies. At a time when the level of one or more currencies in the Basket increases, the level of one or more currencies in the Basket may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the currencies in the Basket may be moderated, or offset, by lesser increases or declines in the level of one or more currencies in the Basket.
♦	The amount you receive at maturity may result in a yield that is less than the yield on a standard debt security of comparable maturity — The amount you receive at maturity may result in a yield that is less than the return you could earn on other investments. For example, your yield may be lower than the yield you would earn if you bought a standard United States dollar-denominated senior non-callable debt security of UBS with the same stated maturity date.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.

♦	Principal protection only applies if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a significant discount and will not benefit of principal protection from any decline in the value of the Basket as expressed by changes in the spot rates for the Basket Currencies.
♦	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	Owning the Notes is not the same as owning Australian dollar, Brazilian real and Canadian dollar — The return on your Notes may not reflect the return you would realize if you actually purchased a foreign exchange contract on the Australian dollar, Brazilian real and Canadian dollar.
♦	The market value of the Notes may be influenced by unpredictable factors — The market value of your Notes may fluctuate between the date you purchase them and the Final Valuation Date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the AUD/USD spot rate, the USD/BRL spot rate and the USD/CAD spot rate on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:
♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC, UBS Financial Services Inc. or any other market maker;
♦	Australian dollar, Brazilian real, Canadian dollar and U.S. dollar interest rates;
♦	the time remaining to the Final Valuation Date;
♦	the creditworthiness of UBS; and
♦	volatility of the AUD/USD spot rate, the USD/BRL spot rate and the USD/CAD spot rate.
♦	The AUD/USD spot rate, the USD/BRL spot rate and the USD/CAD spot rate will be influenced by unpredictable factors which interrelate in complex ways — The AUD/USD spot rate, the USD/BRL spot rate and the USD/CAD spot rate are a result of the supply of, and demand for, each currency. Changes in the foreign exchange rate may result from the interactions of many factors, including economic, financial, social and political conditions in the United States, Australia, Brazil and Canada. These conditions include, for example, the overall growth and performance of the economies of the United States, Australia, Brazil and Canada, the relative strength of, and confidence in, the U.S. dollar, the trade and current account balance between the United States, Australia, Brazil and Canada, market interventions by the Federal Reserve Board or the respective central banks of Australia, Brazil and Canada, inflation and expected rates of future inflation, interest rate levels, the performance of the stock markets in the United States, Australia, Brazil and Canada, the stability of the government of the United States and the governments of Australia, Brazil and Canada and their respective banking systems, the structure of and confidence in the global monetary system, wars in which the United States, Australia, Brazil and Canada are directly or indirectly involved or that occur anywhere in the world, major natural disasters in the United States, Australia, Brazil and Canada, and other foreseeable and unforeseeable global or regional economic, financial, political, judicial or other events. Certain relevant information relating to Australia, Brazil and Canada may not be as well known or as rapidly or thoroughly reported in the United States as comparable to United States developments. Prospective purchasers of the Notes should be aware of the possible lack of availability of important information that can affect the value of the Basket Currencies and must be prepared to make special efforts to obtain such information on a timely basis.

It is not possible to predict the aggregate effect of all or any combination of these factors. Your Notes are likely to trade differently from the market price of the Basket Currencies, and changes in the market price of the Basket Currencies are not likely to result in comparable changes in the market value of your Notes.

♦	The liquidity, trading value and amounts payable under the Notes could be affected by the actions of sovereign governments of the United States, Australia, Brazil and Canada — Exchange rates of most economically developed nations, including the United States, Australia and Canada are “floating,” meaning they are permitted to fluctuate in value relative to the U.S. dollar. However, governments of other nations such as Brazil, from time to time, do not allow their currencies to float freely in response to economic forces. Governments, including Australia’s, Brazil’s and Canada’s, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments of Australia’s, Brazil’s and Canada’s which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Australian dollar, Brazilian real, the Canadian dollar and the U.S. dollar or any other currency.

♦	Legal and regulatory risks — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket and, consequently, on the value of the Notes.
♦	Currency markets may be volatile — Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. The liquidity, trading value and amount payable under the Notes could be affected by action of the governments of Australia, Brazil and Canada. These factors may affect the values of the component currencies reflected in the Basket and the value of your Notes in varying ways, and different factors may cause the values of the underlying currencies, as well as the volatility of their prices, to move in inconsistent directions at inconsistent rates.

Market Disruption: If a Basket Currency is no longer available due to the imposition of exchange controls or other circumstances beyond UBS’s control or is no longer used for settlement of transactions by financial institutions in the international banking community or the foreign exchange market, or if there is no spot exchange rate for the applicable currency pair, the calculation agent, will make its determinations hereunder in good faith and in a commercially reasonable manner taking into consideration all available information that in good faith it deems relevant.

Substitute Currency: If a Basket Currency is converted into, or there is substituted for the currency, another currency (the “New Currency”) pursuant to applicable law or regulation (the “Relevant Law”), such currency in the currency pair shall be substituted for the New Currency at the conversion rate prescribed in the Relevant Law at the time of such substitution.

Emerging Markets Risk: One of the Basket Currencies is an emerging market currency. The possibility exists of significant changes in rates of exchange between a non-emerging market currency and an emerging market currency or between emerging market currencies and the possibility of the imposition or modification of exchange controls by either the U.S. or a foreign government. Such risks generally depend on economic and political events over which UBS has no control and such risks may be more pronounced in connection with emerging market currencies. Governments in emerging market countries have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a currency at the time of payment. You must be willing to accept that fluctuations in spot exchange rates involving one or more emerging market currencies that have occurred in the past are not necessarily indicative of fluctuations that can occur during the term of this investment and that the volatility inherent in emerging market currency transactions could significantly affect the overall return on the investment.

♦	The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
♦	The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial price to public, since the initial price to public included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS Securities LLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions.
♦	Historical performance of the AUD/USD spot rate, the USD/BRL spot rate and the USD/CAD spot rate should not be taken as an indication of its future performance of the Basket Currencies during the term of the Notes — It is impossible to predict whether any of the AUD/USD spot rate, the USD/BRL spot rate or the USD/CAD spot rate will rise or fall. The AUD/USD spot rate, the USD/BRL spot rate and the USD/CAD spot rate will be influenced by complex and interrelated political, economic, financial and other factors.
♦	Trading and other transactions by UBS or its affiliates in the foreign exchange and currency derivative market may impair the value of the Notes — We or one or more of our affiliates may hedge our foreign currency exposure from the Notes by entering into foreign exchange and currency derivative transactions, such as options or futures on exchange-traded funds. Our trading and hedging activities may affect the AUD/USD spot rate, the USD/BRL spot rate and the USD/CAD spot rate and make it less likely that you will receive a return on your investment in the Notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or our affiliates may also engage in trading in instruments linked to the AUD/USD spot rate, the USD/BRL spot rate and the USD/CAD spot rate on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. UBS or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the AUD/USD spot rate, the USD/BRL spot rate and the USD/CAD spot rate. By introducing competing products into the market place in this manner, UBS or its affiliates could adversely affect the market value of the Notes.

♦	There are potential conflicts of interest between you and the calculation agent — Our affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC will, among other things, decide the amount paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “General Terms of the Securities — Role of Calculation Agent” on page PS-24 of the prospectus supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Basket Currencies has occurred or is continuing on a day when the calculation agent will determine the Basket Ending Level for a particular Basket Currency. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes and your payment at maturity, the calculation agent may have a conflict of interest if it needs to make any such decision.
♦	The business activities of UBS or its affiliates may create conflicts of interest — We and our affiliates expect to engage in trading activities related to the Australian dollar, Brazilian real and the Canadian dollar currencies that are not for the account of holders of Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests of UBS and its affiliates in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers and in accounts under their management.
♦	Potentially inconsistent research, opinions or recommendations by UBS — We and our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the Basket to which the Notes are linked or the value of the Notes.
♦	You must rely on your own evaluation of the merits of an investment linked to the Basket Currencies — In the ordinary course of business, UBS or one or more of its affiliates from time to time expresses views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in currency exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from views of UBS or those of its affiliates. For reasons such as these, UBS believes that most investors in currency exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the currency exchange markets and not rely on views which may be expressed by UBS or its affiliates in the ordinary course of business with respect to future currency exchange rate.
♦	Even though the Australian dollar, the Brazilian real, the Canadian dollar and the U.S. dollar are traded around-the-clock, if a secondary market develops, the Notes may trade only during regular trading hours in the United States — The spot market for the Australian dollar, the Brazilian real, the Canadian dollar and the U.S. dollar is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the Australian dollar, the Brazilian real, the Canadian dollar and the U.S. dollar are traded. To the extent that U.S. markets are closed while the markets for the Australian dollar, the Brazilian real, Canadian dollar and the U.S. dollar remain open, significant price and rate movements may take place in suchmarkets that will not be reflected immediately in the price of the Notes on such exchange.
♦	The payment formula for the Notes will not take into account all developments in the Basket Currencies — Changes in the Basket Currencies during the term of the Notes before the Final Valuation Date may not be reflected in the calculation of payment at maturity. Generally, the calculation agent will calculate the payment at maturity by comparing only the Basket Starting Level on the Trade Date and the Basket Ending Level on the Final Valuation Date. No other levels will be taken into account. As a result, the Basket Return may be less than zero even if the Basket Currencies have moved favorably at certain times during the term of the Notes before moving to an unfavorable level relative to the Basket Staring Level on the Final Valuation Date.
♦	The calculation agent can accelerate or postpone the determination of the Basket Ending Level and the Maturity Date, if a market disruption event occurs on the Final Valuation Date — If the calculation agent determines that a market disruption event has occurred or is continuing on the Final Valuation Date, the Final Valuation Date will be accelerated or postponed until the first business day on which no market disruption event occurs or is continuing. If such an acceleration or postponement occurs, then the calculation agent will instead use the relevant level of the Basket on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than 30 consecutive days for the calculation of the USD/BRL spot rate and 10 consecutive days for the calculation of the AUD/USD spot rate or the USD/CAD spot rate. As a result, the Maturity Date for the Notes could also be accelerated or postponed.

If the Final Valuation Date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the Final Valuation Date. If the level of the Basket is not available on the last possible day that qualifies as the Final Valuation Date, either because of a market disruption event or for any other reason, the calculation agent will make a good faith estimate in its sole discretion of the level of the Basket that would have prevailed in the absence of the market disruption event or such other reason. See “General Terms of the Notes — Market Disruption Event” on page PS-20 of the prospectus supplement.

What are the tax consequences of the Notes?

The tax treatment of your Notes is described under “1. Notes Treated as Long-Term Contingent Payment Debt Obligations” in “Supplemental U.S. Tax Considerations” on page PS-27 of the prospectus supplement. Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in the prospectus supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules are applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income. Your cost basis in the Notes will be increased by the amount you are required to include in income.

We have determined the comparable yield for the Notes is equal to 4.867% per annum, compounded semiannually, with a projected payment at maturity of $11.58 based on an investment of $10. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $0.28 in 2009, $0.51 in 2010, $0.54 in 2011 and $0.25 in 2012. However, if the amount you receive at maturity is greater than $11.58, you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2012 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $11.58, you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2012 by an amount that is equal to such difference. If the amount you receive at maturity is less than $11.33, then you would recognize a net ordinary loss in 2012 in an amount equal to such difference. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of March 31, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	299,386	263,444
Total Debt	299,386	263,444
Minority Interest(2)	8,423	7,412
Shareholders’ Equity	31,283	27,527
Total capitalization	339,092	298,384
(1)	Includes Money Market Paper and Medium Term Securities as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.87995 (the exchange rate in effect as of March 31, 2009).

The returns on UBS structured products are linked to the performance of the relevant underlying asset or index. Investing in a structured product is not equivalent to investing directly in the underlying asset or index. Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 1-800-657-9836.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Notes are classified by UBS as a Protection Strategy for this purpose. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the Notes to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.